LUSE GORMAN, PC
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WRITER'S DIRECT DIAL NUMBER	WRITER'S E-MAIL
(202) 274-2031	glax@luselaw.com

October 30, 2017
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561
Attn:  Jessica Livingston, Staff Attorney

Re: Metropolitan Bank Holding Corp.
       Registration Statement on Form S-1 (File No. 333-220805)

Dear Ms. Livingston:

On behalf of Metropolitan Bank Holding Corp. (the "Company"), we are filing this letter via the Securities and Exchange Commission's (the "Commission") EDGAR system. This letter supplements our responses provided by letter dated October 27, 2017, to comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission contained in the Staff's letter dated October 26, 2017 (the "Comment Letter").

Set forth below is supplemental information regarding Comments Nos. 1 and 2 of the Comment Letter.  For the convenience of the Staff, the Company has restated such comments and numbered each of the supplemental responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Company's Registration Statement.

Underwriting
1.
We note the new disclosure that the underwriters will reserve 5% of the offered shares for offering on the Motif "direct to consumer" distribution platform. Please disclose the material terms of Motif's involvement in the offering and clarify the terms of purchasing through the Motif platform. For example, please clarify what is meant by "engaged high-affinity purchasers" and whether any individual purchaser can purchase on the platform, whether there is any minimum purchase price and whether sales on the Motif platform will be completed through a batch or combined order process, and if so, the frequency and timing of such sales. Please also provide summary disclosure on page 11. In addition, please disclose how the prospective individual investors will become aware of the opportunity to participate in the IPO through Motif

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney
Securities and Exchange Commission
October 30, 2017

    In our initial response to the Comment Letter on October 27, 2017, we noted that the reference to Motif on page 128 of the Prospectus has been deleted.  The following information is being provided pursuant to our discussions with the Staff.

Motif (CRD #15573`1) participates as a selling group member and receives a concession from the underwriter for its participation in the Company's initial public offering ("IPO") as do other members of the selling group. As with other selling group members, Motif is participating through an agreement with the underwriters, and has no agreement with Metropolitan Bank Holding Corp. Motif provides the opportunity to participate in an IPO on its website to its self-directed retail customers and allows customers to enter conditional orders for particular offers. Motif makes customers aware of participation opportunities in IPOs through an email notification to customers who have expressed an interest to receive email notifications of IPOs that may be available at Motif. Motif presents information about the IPO on a website page which includes: terms of the offer (such as type of security and the price or price range), a brief description of the Company and the offer from the prospectus, a link to the preliminary prospectus, and other Rule 134 compliant disclosures. The Motif email and IPO details webpage are sent to the lead underwriter for review prior to distribution. Attached to this letter is a copy of a draft email and webpage disclosure intended to be used with the Metropolitan Bank Holding Corp. offering. The disclosure has been reviewed by counsel to the lead underwriter and determined to be within the scope of Rule 134.

Once Motif receives confirmation of its participation as a selling-group member and approval for the email and IPO details webpage, Motif sends the email to the IPO distribution list and makes the IPO details page available on its website.  There, customers can review the prospectus and enter a conditional order, including the dollar-amount they wish to invest.  Motif requires a minimum investment of $250.  Prior to pricing, Motif will stop accepting orders and allow customers to review their orders before notifying the lead underwriter of the number of shares Motif customers have entered.  Motif will receive an allocation of shares from the underwriters and distribute to customers on a pro-rata basis, depositing the shares in customers' accounts on the trade date prior to the issuer's initial trade. Orders are placed into customer accounts at the IPO price. Customers pay no commission and are charged no fees for their participation in the IPO. In the event customers choose to sell their shares after the IPO, share sales will be executed in real time and at a commission of $4.95 per trade, which are the same terms for other stock transactions on Motif's platform.

LUSE GORMAN, PC

Jessica Livingston, Staff Attorney
Securities and Exchange Commission
October 30, 2017

2.
We also note disclosure stating that sales of common stock "by investors using the Motif platform will be completed at the prevailing commission for stock transactions." Please clarify the intended meaning of this disclosure as it appears that sales on the Motif platform are not limited to sales through the underwriter of shares of your common stock to individual investors.

The following supplemental information is being provided in response to discussions with the Staff.

Motif customers are not charged a commission for the purchase of IPO shares that are allocated to their accounts.  However, at the time customers decide to sell those shares into the secondary market, they will be charged a commission of $4.95 for the transaction, which is the regular commission for Motif customers selling individual stocks on its platform.  Motif has informed us that stock transactions are executed in real time at best market execution.
* * *

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (202) 274-2031.

Very truly yours,

/s/ Gary A. Lax

cc:   Mark DeFazio, President and Chief Executive Officer
Michael Brown, Esq.
Megan McKinney, Esq.
Richard D. Truesdell, Jr., Esq.
Shane Tintle, Esq.